Exhibit 99.1

Appointments in Delta Galil Industries Ltd. -- Zvika Shamir will be appointed
CEO of the US Upper Market and Europe Intimate Apparel Division. Motti
Fireman will be appointed Vice President of Human Resources

Tel Aviv, Israel – March 9, 2008 - Delta Galil Industries Ltd. (NASDAQ: DELT), (“Delta”) the global provider of intimate apparel, men’s underwear and socks announced today the appointment of Mr. Zvika Shamir as CEO of the US Upper Market and Europe Intimate Apparel Division and of Mr. Motti Fireman as Vice President of Human Resources of Delta.

Mr. Shamir will be responsible for the division's marketing and sales activities in Europe and in the upper market division in the US, and for the infrastructure which supports these activities, including inter alia the manufacturing activities in Egypt. Mr. Shamir will be a member of the senior management of the Delta Group.

In the past three years, Mr. Shamir served as deputy to the CEO of Bagir Group and was responsible for business operations and development at Bagir.  Previously, Mr. Shamir filled other management positions in Bagir.

Mr. Motti Fireman will be responsible for the global human resources, the organizational development and training in Delta, and will be a member of the senior management of the Delta Group.

Mr. Fireman served in the past two years as deputy general manager of human resources of Nilit. Previously, he served as deputy general manager of human resources of Strauss Ice Cream.

"We welcome Zvika Shamir and Motti Fireman to the senior management of Delta" – said Aviram Lahav, CEO of Delta. "Zvika brings with him a wealth of managerial experience in the field of marketing and operations as well as in other fields, and Motti brings managerial experience in the field of human resources. We are confident that Zvika and Motti will integrate into the senior management of the Group and that they will be valuable partners that contribute to the implementation of Delta's strategic steps".

Delta Galil is a leading global manufacturer of quality apparel sold under brands such as Calvin Klein, Hugo Boss, Nike. Recognized for product innovation and development, Delta’s products are sold worldwide through retailers including Wal-Mart, Marks & Spencer, Target, Victoria’s Secret, JC Penney, Hema, and others. Headquartered in Israel, Delta operates manufacturing facilities in Israel, Jordan, Egypt, Turkey, Eastern Europe, Central America, the Caribbean and the Far East. For more information, please visit our website: www.deltagalil.com.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of Delta Galil Industries Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in quotas; our dependence on a few significant customers; our anticipated growth strategies; our intention to introduce new products; anticipated trends in our business; future expenditures for capital projects; and our ability to continue to control costs and maintain quality which could cause the actual results or performance of the company to differ materially from those described therein.
For a more detailed description of the risk factors and uncertainties affecting the Company, refer to the Company’s reports filed from time to time with the Securities and Exchange Commission including the Company's Annual Report on Form 20-F.

Contacts:
Yossi Hajaj	Delta Galil Industries Ltd.	Tel: +972-3-519-3744

U.S. Investors:
Andrea Costa	The Global Consulting Group	Tel: +1-646-284-9461